EXHIBIT 99.1
                                                                   ------------


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                               [GRAPHIC OMITTED]
                         [LOGO - ABITIBI CONSOLIDATED]

                        1155 Metcalfe Street, Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2









                        ANNUAL INFORMATION FORM FOR THE
                      FISCAL YEAR ENDED DECEMBER 31, 2006











                                 MARCH 14, 2007






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

                               TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE...........................................4
GLOSSARY OF TERMS.............................................................4
ITEM 1: DATE OF ANNUAL INFORMATION FORM.......................................5
ITEM 2: CORPORATE STRUCTURE...................................................5
         FORMATION OF ISSUER..................................................5
         SUBSIDIARIES.........................................................5
ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS..................................6
         3.1   BUSINESS PROFILE...............................................6
         3.2   THREE-YEAR HISTORY.............................................6
               SG&A INITIATIVE................................................6
               IN-DEPTH OPERATIONS REVIEW.....................................6
               SALE BY THE COMPANY OF ITS 50% SHARE
                OWNERSHIP IN PANASIA..........................................7
               PERMANENT CLOSURES.............................................7
               THIRD PARTY CERTIFICATIONS OBTAINED DURING
                 THE PAST THREE YEARS.........................................7
               FINANCING ACTIVITIES: U.S. DEBT OFFERINGS,
                CREDIT FACILITIES AND OTHERS..................................7
               EXPANSION OF THE ABITIBI-LP JOINT VENTURE......................8
               IROQUOIS FALLS MODERNIZATION...................................9
               ALMA MILL......................................................9
               AUGUSTA NEWSPRINT - PURCHASE GIVING COMPANY
                CONTROLLING INTEREST AND OPTION ANNOUNCEMENT..................9
               FULL CONTROL OF ALABAMA RIVER NEWSPRINT COMPANY
                AND REORGANISATION IN THE CORPORATE STRUCTURE.................9
               SALE OF VOYAGEUR PANEL.........................................9
               SALE BY THE COMPANY OF ITS REMAINING INTEREST IN
                SFK PULP FUND.................................................9
         3.3   TRENDS........................................................10
               NEWSPRINT MARKET..............................................10
               COMMERCIAL PRINTING PAPERS MARKET.............................10
               LUMBER MARKET.................................................10
               CAPITAL EXPENDITURE...........................................10
ITEM 4: DESCRIPTION OF THE BUSINESS..........................................10
         PAPER AND WOOD PRODUCTS SALES AND ASSETS DISTRIBUTION...............11
         NEW PRODUCT.........................................................11
         PRINCIPAL PRODUCTION FACILITIES.....................................12
         COMPETITION.........................................................13
         ENVIRONMENTAL POLICIES..............................................13
         HUMAN RESOURCES.....................................................13
         FIBRE SUPPLY........................................................13
         ENERGY SUPPLY.......................................................14
         FOREIGN EXCHANGE....................................................14
         LITIGATION..........................................................15
               SOFTWOOD LUMBER DISPUTE - SETTLEMENT..........................15
         BUSINESS RISKS......................................................15
ITEM 5: DIVIDENDS............................................................15
ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE.....................................16
         6.1   GENERAL DESCRIPTION OF CAPITAL STRUCTURE......................16
               AUTHORIZED AND ISSUED SHARE CAPITAL...........................16
               DESCRIPTION OF THE COMMON SHARES..............................16
               DESCRIPTION OF THE CLASS A PREFERRED SHARES...................16
         6.2   RATINGS.......................................................17
ITEM 7: MARKET FOR SECURITIES................................................18
ITEM 8: DIRECTORS AND OFFICERS...............................................19
ITEM 9: TRANSFER AGENT AND REGISTRAR.........................................23
ITEM 10: MATERIAL CONTRACTS..................................................23
ITEM 11: INTERESTS OF EXPERTS................................................23


                                                                             2
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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

ITEM 12: AUDIT COMMITTEE INFORMATION.........................................23
          PRE-APPROVAL POLICIES AND PROCEDURES...............................24
          EXTERNAL AUDITORS SERVICES FEES (BY CATEGORY)......................25
ITEM 13: SUBSEQUENT EVENTS...................................................25
          CREATION OF PARTNERSHIP IN ENERGY GENERATION - HYDRO
            ASSETS IN ONTARIO TO BE REGROUPED INTO ACH LIMITED PARTNERSHIP ..25
          MERGER OF EQUALS WITH BOWATER INCORPORATED.........................26
          ABITIBI-CONSOLIDATED TO INDEFINITELY IDLE FORT WILLIAM,
           ONTARIO PAPER MILL................................................26
ITEM 14: ADDITIONAL INFORMATION..............................................26


EXHIBIT "A" - Charter of the Audit Committee of the Board of Directors of Abitibi-Consolidated Inc.





                                                                             3
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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

                      DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified pages of the Company's Management Discussion and Analysis (the "2006 MD&A"), the Abitibi-Consolidated Inc., Consolidated Financial Statements for the fiscal year ended December 31, 2006 (the "2006 Financial Statements") and the report of the auditors thereon dated March 6, 2007, filed with the securities commission or similar authority in each of the provinces of Canada and the U.S. Securities and Exchange Commission, are incorporated by reference into and form an integral part of this Annual Information Form.

                               GLOSSARY OF TERMS

Unless otherwise noted or the context otherwise indicates, references to the "Company" are to Abitibi-Consolidated Inc., its subsidiaries and its interests in joint ventures and other entities.

-------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS
-------------------------------------------------------------------------------

Certain statements contained in this Annual Information Form and in the Company's 2006 MD&A, including statements which may contain words such as "anticipate", "could", "expect", "seek", "may", "likely", "intend", "will", "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which the Company operates and statements of the Company's belief, intentions and expectations about developments, results and events which will or may occur in the future, including statements relating to trends, expected operating cost savings and expected capital expenditures, constitute "forward-looking statements" within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995, and are based on certain assumptions and analysis made by the Company derived from its experience and perceptions. In addition, other written or oral statements, which constitute forward-looking statements may be made from time to time by or on behalf of the Company. Such forward-looking statements are subject to important risks, uncertainties and assumptions which are difficult to predict and which affect the Company's operations, including but not limited to: the prices and consumption of, and the demand for, the products that the Company sells; future capital expenditures (including the amount and nature of the expenditures) and the results of these expenditures; business strategies and measures to implement strategies; competitive strengths, goals, expansion and growth of the Company's business and operations, fluctuations in foreign exchange or interest rates; labour unrest; the ability to renew water use rights relating to the operations of some of the Company's hydroelectric facilities; fluctuations in the availability or costs of raw materials or energy; changes in existing forestry regulations or changes in how they are administered, which could result in the loss of certain contractual or other rights or permits that are material to the Company's business; the impact of fluctuations in duties or taxes imposed on lumber exported to the United States; the impact of general economic conditions in the United States and Canada and in other countries in which the Company does business; underfunded pension liability; competitive actions by other companies; industry conditions, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; the availability of qualified personnel or management; the outcome of certain litigation or disputes; conditions in the capital markets; the approval of regulatory authorities; opportunities available to or pursued by the Company; the ability to conclude the proposed combination with Bowater Incorporated on the proposed terms and schedule and without material concessions; the ability of the Company to successfully integrate companies or businesses acquired; and other factors, many of which are beyond the control of the Company. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Company will derive therefrom. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                                                             4
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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

                           ABITIBI-CONSOLIDATED INC.
                            ANNUAL INFORMATION FORM


ITEM 1:  DATE OF ANNUAL INFORMATION FORM

THIS ANNUAL INFORMATION FORM IS DATED AS AT MARCH 14, 2007. EXCEPT AS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM IS STATED AS AT DECEMBER 31, 2006 AND ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS.


ITEM 2:  CORPORATE STRUCTURE

FORMATION OF ISSUER

The Company results from the amalgamation of Abitibi-Price Inc. ("API") and Stone-Consolidated Corporation ("SCC") under the CANADA BUSINESS CORPORATIONS ACT, pursuant to a certificate and articles of amalgamation dated May 30, 1997.

API was incorporated under the laws of Canada on February 9, 1914. SCC resulted from the amalgamation of Stone-Consolidated Corporation (the "Former SCC") and Rainy River Forest Products Inc. ("RR"), pursuant to a plan of arrangement effective as at November 1, 1995. The Former SCC was incorporated under the laws of Canada on June 22, 1993 and acquired its operating assets on December 17, 1993 from its sole shareholder at that time, Stone Container (Canada) Inc. Prior to that date, SCC had no history as a separate operating entity. RR was incorporated under the laws of Ontario on April 28, 1941. The principal executive office and the registered office of the Company are located at 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2.

SUBSIDIARIES

The following lists the principal subsidiaries of the Company as at December 31, 2006, as well as their respective jurisdictions of incorporation. Parent-subsidiary relationships are denoted by indentations. Unless otherwise indicated, 100 percent of the shares of each subsidiary are owned by the immediate parent company.

CORPORATION                                                           GOVERNING JURISDICTION
-----------                                                           ----------------------
Abitibi-Consolidated Inc.                                                    Canada
     Abitibi-Consolidated Company of Canada(1) ("ACCC")                      Quebec
          Donohue Corp.                                                      Delaware
               Abitibi Consolidated Sales Corporation(2) ("ACSC")            Delaware
                          Augusta Newsprint Company(3)                       Georgia



------------
(1)  ACCC holds most of the Canadian operating assets of the Company.
(2) ACSC also holds a 100% interest in Abitibi-Consolidated Alabama Corporation ("ACAC"), which is the surviving entity from the amalgamation on November 1, 2006 of Abitibi-Consolidated Alabama Recycling Corporation and Abitibi-Consolidated Alabama Corporation. ACAC holds 99% and ACSC holds 1% ownership interest in Alabama River Newsprint Company.
(3)  ACSC holds a 52.5% interest in Augusta Newsprint Company.

                                                                             5
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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

3.1      BUSINESS PROFILE

The Company is a global leader in newsprint and uncoated groundwood (commercial printing) papers as well as a major producer of wood products, generating sales of $4.9 billion in 2006. The Company owns or is a partner in 19 paper mills, 20 sawmills, four (4) remanufacturing facilities and two (2) engineered wood facilities in Canada, the United States and the United Kingdom. The Company supplies customers in approximately 70 countries and employs approximately 12,500 people. Responsible for the forest management of approximately 15.8 million hectares of woodlands in Canada, the Company is committed to the sustainability of the natural resources in its care. The Company is also amongst North America's largest recyclers of newspapers and magazines, serving 21 metropolitan areas in Canada and the U.S., and 13 regions in the U.K., more than 28,000 Paper Retriever(R) and paper bank containers.

The Company is one of the lowest-cost global newsprint producers, annually marketing approximately 4 million tonnes of newsprint, including third-party volumes, 2 million tonnes of commercial printing papers and 2 billion board feet of lumber.

For a more complete description of the Company's products and services, see "Description of the Business" in item 4 of this Annual Information Form.

3.2      THREE-YEAR HISTORY

         SG&A INITIATIVE

In April of 2006, as a result of a review of its selling, general and administrative ("SG&A") costs, the Company began to implement its plan to reduce these expenses at its Head Office, as well as the general and administrative costs incurred at the mills, where these expenses are included in costs of products sold. The objective was to remove $35 million of cost annually, by the middle of 2007, through process improvements, regionalization or centralization of certain functions, as well as eliminating some expenses.

By the end of 2006, the Company had reduced its SG&A costs by $40 million.

         IN-DEPTH OPERATIONS REVIEW

On January 26, 2005, the Company announced an in-depth review of its operations, in order to achieve cost, productivity and market mix improvements. The strategic plan also included strategic initiatives to be implemented over a two-year period. The plan initially targeted an improvement of $175 million in earnings before interest, taxes, depreciation and amortization (EBITDA) related to cost reduction, productivity and market mix, while it targeted $75 million from increased revenue related to future Alternative Offset(R) and Equal Offset(R) conversions, and the relaunch of the Lufkin, Texas mill. As a result of this review, the Company took, among others, the following actions:

         o In December 2005, the Company permanently closed the Kenora, Ontario and Stephenville, Newfoundland paper mills. These closures resulted in the permanent removal of 434,000 tonnes of newsprint capacity. The Company also announced the permanent closure of paper machine number seven at the Grand Falls paper mill. The machine at the Grand Falls mill has an annual production capacity of approximately 60,000 tonnes of newsprint.

         o In December 2005, the Company sold its privately-owned timberlands located near Thunder Bay for $55 million. The timberlands comprised approximately 196,000 hectares (or about 485,000 acres).

         o As announced in the fourth quarter of 2005, the Company permanently closed one paper machine at the Bridgewater mill, located in Ellesmere Port, U.K. on February 28, 2006. The closure of the machine removed 60,000 tonnes of annual newsprint capacity.

                                                                             6
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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

By the end of 2006, the Company achieved over $200 million in EBITDA improvement, exceeding the $175 million target. However, none of the additional $75 million target has been realized, the Company having delayed both the future Alternative Offset(R) and Equal Offset(R) conversions and the relaunch OF the Lufkin, Texas mill.

         SALE BY THE COMPANY OF ITS 50% SHARE OWNERSHIP IN PANASIA

On November 17, 2005, the Company completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd. to Norske Skogindustrier ASA of Norway. Initially announced in September 2005, the transaction generated a cash consideration of US$600 million plus a cash purchase price adjustment payment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006, payable in 2007. No price adjustment has been booked by the Company as at December 31, 2006.

         PERMANENT CLOSURES

In the fourth quarter of 2004, the Company recorded the effects of the permanent closure of two previously idled paper mills located in Port-Alfred, Quebec (idled in 2003) and Sheldon, Texas (idled in 2002) permanently removing 646,000 tonnes from its production capacity. The announcement of the closures was made on January 26, 2005.

         THIRD PARTY CERTIFICATIONS OBTAINED DURING THE PAST THREE YEARS

On October 18, 2004, the Company's Quebec-West Woodlands Division and Champneuf sawmill were the first in Quebec to be certified by the Canadian Standard Association ("CSA") under standard CSA PLUS 1163 - Chain of Custody for Forest Products Originating from a Defined Forest Area. This standard is designed to chart the progress of fibre used by sawmills from its point-of-origin in forests that have been certified under the CSA's sustainable forest management standard.

On December 6, 2005, the Company was certified as a member of the Customs-Trade Partnership Against Terrorism (C-TPAT) program, a U.S. Customs and Border Protection program. With this certification, the Company benefits from faster processing of shipments at the U.S. border.

After implementing the Chain-of-Custody certification for fibre sourcing at its Kenogami and Laurentide paper mills, demonstrating leadership in environmental responsibility and fibre sourcing, the Company continued its effort on fibre source traceability and in 2006 began implementation in three additional paper mills.

As at December 31, 2006, all of the Company's total managed land base (15.8 million hectares) in Canada(4) was certified under recognized Sustainable Forest Management ("SFM") standards with third party certification. The Company chose to certify publicly-owned lands under the CSA's SFM Standard. For its private holdings, the Company chose to implement a system based on the Sustainable Forestry Initiative ("SFI") Standard. By December 2006, over 63,000 hectares(5) were certified under the SFI Standard.

         FINANCING ACTIVITIES: U.S. DEBT OFFERINGS, CREDIT FACILITIES AND OTHERS

On June 15, 2004, ACCC issued, by way of a private placement in the United States later followed by an exchange offer for equivalent registered securities, US$200 million of 7.75% notes due 2011 and US$200 million of floating rate notes due 2011. The notes were issued by ACCC and unconditionally guaranteed by the Company. The net proceeds from the offering were used to reduce outstanding debt under the Company's existing revolving credit facility, to repay the US$118 million floating-rate term loan maturing on June 30, 2004 of Alabama River Newsprint Company and for general corporate purposes.


--------
(4) The commitment was made by the Company in 2004 and does not include the St-Raymond de Portneuf crown land for which the Company acquired the sawmill and the management of the land in 2005.
(5) In December 2005, the Company sold its privately-owned timberlands (approximately 196,000 hectares) located near Thunder Bay.

                                                                             7
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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

On March 9, 2005, the Company filed with the AUTORITE DES MARCHES FINANCIERS (the Quebec securities regulatory authority) and the U.S. Securities and Exchange Commission a Final Short Form Base Shelf Prospectus in connection with the issuance by ACCC of up to US$800 million of debt securities unconditionally guaranteed as to payment by the Company. The debt securities may be issued from time to time until April 2007 at such prices and under such other terms as may be determined at the time of issue. On March 28, 2005, the Company issued US$450 million of 8.375% notes due April 1, 2015. The notes were offered and sold in a public offering in the United States only. The net proceeds from the offering were used to repay US$337 million of the US$401 million of 8.3% notes due on August 1, 2005 and a portion of the outstanding debt under the Company's revolving credit facilities. As well, on April 5, 2005, the Company repaid US$100 million of the US$300 million of 6.95% notes due on December 15, 2006.

On October 3, 2005, the Company renewed its revolving credit facility arrangements. Two new banking facilities were put into place maturing in December 2008: a $550 million facility secured by certain fixed assets and a $150 million facility secured by certain working capital elements, as permitted under the Company's bond indentures. The facilities require the Company to maintain certain financial ratios including, an interest coverage ratio of not less than 1.5x for the term of the agreement and a net funded debt to capitalization ratio of not more than 70% until December 31, 2007 and of not more than 65% thereafter. Exempt from the calculation of the net funded debt to capitalization ratio is up to $500 million of non-cash asset write downs on an after-tax basis. At the end of 2006, $479 million of the $500 million exemption was used.

On October 28, 2005, the Company finalized a US$300 million North American securitization program, and on December 9, 2005, it completed a US$125 million International securitization program. The North American program is committed for three years while the International program is uncommitted. Through these two securitization programs, the Company sells most of its trade accounts receivable in order to reduce its working capital requirements. The programs do not require the Company to maintain a specific credit rating or company-specific financial covenants. Under these programs, the outstanding proceeds, as at December 31, 2006, were $433 million. The outstanding proceeds, as at December 31, 2005, were $459 million.

On December 16, 2005, the Company announced the expiration and the completion of its cash tender offer for certain series of its outstanding notes. A total of US$1,065.5 million in aggregate principal amount of notes were tendered prior to the expiration date and a total of US$578.8 million aggregate principal amount of notes were accepted for purchase by the Company.

In the third quarter of 2006, the Company increased its revolving credit facilities from $700 million to $750 million, as a new lender joined the banking syndicate. Net funded debt to capitalization ratio, calculated as per the requirements of the Company's revolving credit facilities, amounted to 58.3% at the end of the year, and the interest coverage ratio was 2.6x for the twelve-month period ended December 31, 2006. At the end of December 2006, the Company had drawn $180 million on these credit facilities.

On December 15, 2006, the Company repaid the remaining US$15 million of the US$300 million of 6.95% notes due on December 15, 2006 and US$4 million of the US$200 million of 6.95% notes due April 1, 2008. At the end of 2006, the current portion of the long-term debt was $72 million, compared to $18 million at the end of the previous year. The remaining US$61 million of the US$200 million of 7.625% notes comes to maturity on May 15, 2007.

Further information may be found in note 26 of the Company's 2006 Financial Statements and in the section entitled "Financial Position and Liquidity" of the 2006 MD&A.

         EXPANSION OF THE ABITIBI-LP JOINT VENTURE

On November 30, 2005, Engineered Wood Inc. ("Abitibi-LP") inaugurated its second engineered wood facility to produce solid-sawn I-Joists, in St. Prime, in the Saguenay-Lac-St-Jean region of Quebec. With an annual production capacity of 75 million linear feet, this investment of $13 million created approximately 40 new jobs. With this new facility, Abitibi-LP is now the largest manufacturer of solid sawn I-Joists in North America.

                                                                             8
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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

         IROQUOIS FALLS MODERNIZATION

In the fourth quarter of 2004, the Company completed, as scheduled and on budget, the modernization of its hydroelectric generating facilities at Iroquois Falls, Ontario. The modernization of its facilities, meant to produce an additional 13 megawatts, constituted an investment of $32 million by the Company.

         ALMA MILL

The Company continues to achieve success with its ABIOFFSETTM grades, which consist of ALTERNATIVE OFFSET(R), EQUAL OFFSET(R) and INNOVATIVE OFFSET(R) grades. The Company converted in 2004 a machine aT ITS Alma paper mill to produce these grades on a consistent basis by the end of that year.

         AUGUSTA NEWSPRINT - PURCHASE GIVING COMPANY CONTROLLING INTEREST AND OPTION ANNOUNCEMENT

On July 1, 2004, the Company acquired for US$10.5 million an additional 2.5% interest in Augusta Newsprint Company ("ANC"), which operates a newsprint mill in Augusta, Georgia, thereby increasing its interest to 52.5% and obtaining control. As a result, since 2005, the Company's financial statements include ANC's complete financial results, assets and liabilities, and show as a non-controlling interest the partner's 47.5% share in the subsidiary.

On July 25, 2006, the Company announced its intent to exercise its option to acquire the remaining 47.5% interest in ANC and to concurrently sell the 55,000 acres of ANC's timberlands. In January of 2007, the Company and its partner decided to delay the acquisition, by the Company, of the remaining 47.5% interest to a later date and to proceed with the sale of 55,000 acres of timberlands, with all proceeds from the sale going to the Company. Final terms of the agreement are expected to be concluded in the first quarter of 2007.

         FULL CONTROL OF ALABAMA RIVER NEWSPRINT COMPANY AND REORGANISATION IN THE CORPORATE STRUCTURE

On June 2, 2004, the Company exercised its option to purchase its partner's 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (collectively, the "Alabama Joint-Ventures") at a pre-determined nominal amount of US$5 million. As part of the transaction, both partners renounced their respective loans, resulting in the recognition of an excess of consideration over the book value of the non-controlling interest of US$12 million allocated in property, plant and equipment. On July 1, 2004, Alabama Joint-Ventures merged to form Alabama River Newsprint Company ("ARNC").

On October 31, 2006, Abitibi Consolidated Sales Corp. ("ACSC") became a partner of ARNC with a 1% interest. On November 1, 2006, Abitibi-Consolidated Alabama Recycling Corporation ("ACAR"), a partner of ARNC, merged with and into Abitibi-Consolidated Alabama Corporation ("ACAC"), another partner of Alabama River Newsprint Company. Since November 1, 2006, ACSC and ACAC are the only two partners of ARNC.

         SALE OF VOYAGEUR PANEL

On May 19,  2004,  the  Company  sold  its  interest  in  Voyageur  Panel  Ltd.
("Voyageur Panel") to Ainsworth Lumber Co. Ltd. for net proceeds of US$41 million. In 2005, the Company received a purchase price adjustment payment of US$2 million related to the transaction. Voyageur Panel was an oriented strand board ("OSB") joint venture owned by Boise Cascade Corporation (47%), the Company (21%), Northwestern Mutual Life Insurance Company (17%), and Allstate Insurance Company (15%). In the second quarter of 2004, an after-tax gain of $19 million was recorded as a result of the transaction.

         SALE BY THE COMPANY OF ITS REMAINING INTEREST IN SFK PULP FUND

On February 27, 2004, the Company sold its remaining 25% interest in SFK Pulp Fund for gross proceeds of $118 million. Net proceeds from such offering of approximately $112 million were used for the repayment of certain outstanding debt and for general corporate purposes. As a result of this transaction, the Company no longer has an interest in SFK Pulp Fund.

                                                                             9
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

3.3      TRENDS

         NEWSPRINT MARKET

The Company expects global demand to increase slightly in 2007, with continued positive growth in Europe and Latin America as well as higher growth levels in certain countries in Asia, such as China and India. However, the Company expects demand in North America to decline by 5% to 6% on a tonnage basis, resulting mainly from continued decline in newspaper circulation and a sluggish advertising environment. Key risk factors to the Company's demand expectation include cost-control measures by the newspaper publishers as well as economic factors.

         COMMERCIAL PRINTING PAPERS MARKET

The Company expects the outlook for 2007 to be positive for uncoated groundwood grades with demand to grow by 2% to 3%. The main drivers of this growth are expected to be a rebound in supercalendered demand as well as the continued uncoated freesheet substitution strategy with the Company's ABIOFFSETTM grades. The main risk factors to the Company's uncoated groundwood demand expectation are the decline in retail advertising and direct mail, the decline in uncoated freesheet demand as well as economic factors.

         LUMBER MARKET

The Company expects U.S. housing starts to remain low for the first half of 2007 and then increase for the second half of the year. In Canada, the Company expects housing starts to slightly decrease from 2006.

         CAPITAL EXPENDITURE

The Company intends to limit its capital expenditure program in 2007 to approximately $165 million and to continue to apply free cash flows towards the reduction of long-term debt.


ITEM 4:  DESCRIPTION OF THE BUSINESS

The Company's principal operations produce and market newsprint and commercial printing papers. The Company's operations also include the manufacturing and marketing of wood products, all as described below:

NEWSPRINT. With a total annual production capacity of 3.7 million tonnes, the Company is the leading producer of newsprint in North America. The Company has a significant presence in major international markets.

COMMERCIAL PRINTING PAPERS. The Company is the North American leader in production of uncoated groundwood papers with total annual production capacity of approximately 2.1 million tonnes. The Company produces the full spectrum of uncoated groundwood papers.

WOOD PRODUCTS. The Company is the largest Canadian producer of lumber east of the Rockies and the sixth leading lumber producer in North America. It has ownership interests in 20 sawmills, 4 remanufacturing facilities and 2 engineering wood facilities in Canada having a total annual production capacity of over 2.1 billion board feet. Lumber products manufactured at its sawmills include studs, structural lumber and remanufactured wood products (i.e., furniture parts, fencing, bed frames, etc.). Its sawmills enable the Company to maximize the use of the timber it harvests while providing a secure supply of wood chips to its newsprint and commercial printing paper operations. The major markets for its lumber products are the Eastern United States, Northwestern United States and Eastern Canada.


                                                                            10
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

Distribution of sales for the three business segments is set forth in the table below:

                             --------------------------------------------------------------------------
                                   NEWSPRINT         COMMERCIAL PRINTING PAPERS       WOOD PRODUCTS
    ---------------------------------------------------------------------------------------------------
    UNITED STATES                    58.3%                     83.1%                      56.3%
    ---------------------------------------------------------------------------------------------------
    CANADA                            9.9%                     11.4%                      43.7%
    ---------------------------------------------------------------------------------------------------
    MIDDLE EAST/AFRICA                4.2%                      1.6%
    ---------------------------------------------------------------------------------------------------
    LATIN AMERICA                    12.1%                      2.7%
    ---------------------------------------------------------------------------------------------------
    ASIA                              3.4%                      0.1%
    ---------------------------------------------------------------------------------------------------
    UK/EUROPE                        12.1%                      1.1%
    ---------------------------------------------------------------------------------------------------

See "Consolidated Business Segments" in the Company's 2006 Financial Statements for segmented results of these businesses.

See  "Consolidated   Geographic  Segments"  in  the  Company's  2006  Financial
Statements for a breakdown of sales of the Company's products by geographic areas.

PAPER AND WOOD PRODUCTS SALES AND ASSETS DISTRIBUTION

The Company's sales and assets are geographically diverse. In 2005, the geographical breakdown of the Company's sales by final destination was 13% in Canada, 67% in the United States and 20% in other countries. The Company supplies a very diverse order book of over 1,600 customers worldwide. In 2005, its newsprint, commercial printing papers and wood products segments contributed 54%, 29% and 17%, respectively, to its consolidated sales, excluding purchased and resold newsprint and inter-segment wood products. As at December 31, 2005, its capital assets (comprised of property, plant and equipment and intangible assets) and goodwill totalled approximately $6.0 billion, with 76% of such capital assets and goodwill in Canada, 20% in the United States and 4% in other countries.

In 2006, the geographical breakdown of the Company's sales by final destination was 15% in Canada, 66% in the United States and 19% in other countries. The Company supplies a very diverse order book of over 1,700 customers worldwide. Its newsprint, commercial printing papers and wood products segments contributed 54%, 31% and 15%, respectively, to its consolidated sales, excluding purchased and resold newsprint and inter-segment wood products. As at December 31, 2006, its capital assets (comprised of property, plant and equipment and intangible assets) and goodwill totalled approximately $5.7 billion, with 76% of such capital assets and goodwill in Canada, 20% in the United States and 4% in other countries.

In North America, the Company distributes paper products primarily through its own sales force, directed from White Plains, New York and sales representatives throughout North America. Internationally, the Company has sales offices in Montreal, Quebec and in Ellesmere Port, U.K. and supplements its sales force efforts with independent commissioned sales agents and distributors.

The Company distributes wood products primarily through its own sales force based in Montreal, Quebec and a sales office in Vancouver, British Columbia.

NEW PRODUCT

On January 6, 2006, the Company announced its newest paper product: INNOVATIVE OFFSETTM. INNOVATIVE OFFSETTM is an environmentally-friendly and cost-effective paper, delivering up to 20% savings through a lighter basis weight that provides stiffness and print quality. Totally Chlorine Free, INNOVATIVE OFFSETTM also requires approximately 50% less wood fibre than commodity offset. Produced at the Beaupre and Alma mills in Quebec, INNOVATIVE OFFSETTM delivers a brightness level of 81 and a whiteness of 90 and is surface-treated to assure better ink hold-out and on-press performance.

                                                                            11
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

PRINCIPAL PRODUCTION FACILITIES

The location and capacity of each of the Company's paper manufacturing and sawmill operations are set forth below.


At-a-glance Newsprint and Commercial Printing Papers
As at December 31, 2006
(capacity in thousands of tonnes)
                                                                                                           TOTAL
                        NUMBER OF                       ALTERNATIVE &              SPECIALTY,            COMMERCIAL
                          PAPER                          EQUAL OFFSET   DIRECTORY  BULKY NEWS   MARKET    PRINTING      TOTAL MILL
MILLS                   MACHINES  NEWSPRINT  SC PAPERS   & HI-BRITE      PAPER      AND OTHER    PULP      PAPERS        CAPACITY
CANADA
Alma (Quebec)                  3          -                       205         145                               350          350
Amos (Quebec)                  1        207                                                                       -          207
Baie-Comeau (Quebec)           4        577                                                                       -          577
Beaupre (Quebec)               2          -                       223                                           223          223
Belgo (Quebec)                 4        116                       130                     130                   260          376
Clermont (Quebec)              2        354                                                                       -          354
Fort Frances (Ontario)         3          -         72            216                               93          381          381
Fort William (Ontario)         1          -                                               141                   141          141
Grand Falls
  (Newfoundland)               2        191                                                10                    10          201
Iroquois Falls (Ontario)       2        240                                                38                    38          278
Kenogami (Quebec)              2          -        207                                                          207          207
Laurentide (Quebec)            2          -        360                                                          360          360
Mackenzie
  (British Columbia)           1        186                                                                       -          186
Thorold (Ontario)              2        414                                                                       -          414
---------------------------------------------------------------------------------------------------------------------------------
                              31      2,285        639            774         145         319       93        1,970        4,255

UNITED STATES
Alabama River (Alabama)        1        264                                                                       -          264
Augusta (Georgia)              2        426                                                                       -          426
Lufkin (Texas)                 2        150        234                                                          234          384
Snowflake (Arizona)            2        375                                                                       -          375
---------------------------------------------------------------------------------------------------------------------------------
                               7      1,215        234              -           -           -        -          234        1,449
INTERNATIONAL
Bridgewater (United Kingdom)   2        209                                                                       -          209
---------------------------------------------------------------------------------------------------------------------------------
                               2        209          -              -           -           -        -            -          209
---------------------------------------------------------------------------------------------------------------------------------
                              40      3,709        873            774         145         319       93        2,204        5,913
---------------------------------------------------------------------------------------------------------------------------------

AT-A-GLANCE WOOD PRODUCTS INFORMATION
As at December 31, 2006
                                                                                      ----------------------------------------
                                                                                                Share of Production
                                                                     ----------       ----------------------------------------
                                                                     Facilities       Ownership   Capacity(MLf)  Capacity(MBf)
                                                                     ----------       ----------------------------------------
SAWMILLS

QUEBEC

    Abitibi             Comtois, Senneterre                                   2            100%                           280

    Lac-Saint-Jean      Chibougamau, Girardville/Normandin,
                        La Dore, Roberval, Saint-Thomas                       5            100%                           583
                        Saint-Ludger-de-Milot
                        (Produits Forestiers Petit-Paris)                     1             50%                            44

    Saguenay            Laterriere, Peut-Saguenay, Saint-Fulgence
                        (Produits Forestiers Saguenay)                        3             77%                           209

    Mauricie            La Tuque                                              1            100%                            79
                        La Tuque (Produits Forestiers La Tuque)               1             82%                            49

    Cote-Nord           Pointe-aux-Outardes                                   2            100%                           181

    Quebec              Saint-Raymond                                         1            100%                            34
                        Saint-Hilarion                                        1            100%                            51

    British Columbia    Mackenzie                                             2            100%                           549

 Intercompany transactions                                                                                               (218)
------------------------------------------------------------------------------------------------------------------------------
TOTAL - SAWMILLS                                                             19                                         1,841
==============================================================================================================================

REMANUFACTURING AND ENGINEERED WOOD FACILITIES

    Lac-Saint-Jean      Saint-Prime, La Dore                                  2            100%                            46
                        Larouche, Saint-Prime
                        (Abitibi-LP Engineering Wood Inc)                     2             50%             73

    Charlevoix          Chateau-Richer, Manseau                               2            100%                            88
------------------------------------------------------------------------------------------------------------------------------
TOTAL - REMANUFACTURING AND ENGINEERED WOOD FACILITIES                        6                             73            134
==============================================================================================================================

The Company holds a 45% investment in Societe en Commandite Scierie Opitciwan, in Obedjiwan, Quebec,
which has an annual production capacity of 27 MBf.

The investment in this company is accounted for by using the equity method in the Company's consolidated financial statements.

                                                                            12
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

COMPETITION

Competition is present in all markets for the Company's products. The Company's main competitors are North American and Western European paper manufacturers and North American lumber producers. While selling prices, cost of production, quality and customer service are generally the principal factors influencing competition, other factors such as risks related to foreign exchange, cost of fibre supply, can also have an impact on the Company's competitive position. See the section entitled "Risk and Uncertainties - Global Markets and Competition" of the Company's 2006 MD&A for a more detailed discussion of the foregoing.

ENVIRONMENTAL POLICIES

The Company is committed to protecting and enhancing the resources in its care. The Company has determined that integrating its vision and values and its Environmental, Health and Safety ("EH&S") Policy into its daily activities is the best way to meet its business objectives. The Environmental Management System is used to plan activities, implement procedures and distribute resources among the Company's divisions to help them comply with the environmental aspects of the EH&S Policy and meet the requirements of the Company's Environmental and Sustainable Forest Management Policy. To best achieve these objectives, the Company has set guidelines that are adapted to the activities of the Company's different divisions.

The Company is subject to environmental laws and regulations relating to forest management, air emissions, wastewater discharge, waste management, site operations and landfill sites. The Company believes that it is in material compliance with all laws and regulations governing its activities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Amortization is charged to income over the estimated future benefit period of the assets. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued on a non-discounted basis and expensed to earnings, on a site-by-site basis, including when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated. The financial and operational effects of environmental protection requirements on capital expenditures are described more specifically under the heading "Risk and Uncertainties - Environment" of the 2006 MD&A and in note 27(b) to the Company's 2006 Financial Statements.

HUMAN RESOURCES

As at December 31, 2006, the Company employed approximately 12,500 employees. Fifteen collective bargaining agreements covering approximately 1,600 of our employees have been renewed in 2006 with two (2) paper mills, 5 sawmills, five
(5) woodlands operations and three (3) groups of office employees. Twenty collective bargaining agreements, covering approximately 2,400 of our employees, which expired on or before December 31, 2006, are in the process of being renewed. The facilities covered by these collective agreements consist of two (2) paper mills, six (6) sawmills, ten (10) groups of woodlands operations and two (2) groups of recycling facilities. In 2007, six (6) other collective bargaining agreements will expire for one (1) paper mill, two (2) sawmills and three (3) groups of woodlands operations, covering approximately 730 employees. While the Company does not anticipate any labour disruptions at these facilities, as is the case with any negotiation, the possibility that disruptions will arise exists.

FIBRE SUPPLY

Fibre represents the Company's major raw material in the production of wood products, paper and pulp. The Company uses both virgin fibre (wood chips and logs) and recycled fibre (old newspapers and magazines) as fibre sources for its paper mills.

The virgin fibre supply required by the Company in Canada is mostly assured by cutting right agreements with provincial governments. The agreements are granted for various terms, from five (5) to 25 years, and are generally subject to regular renewal every five (5) years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal as well as cooperation with other forest users. The Company believes that it is in material compliance with all forest regulations.

                                                                            13
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

Wood chips supplied from the Company's sawmills, together with fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices, represent approximately 93% of the Company's Canadian pulp and paper mills requirements for virgin fibre. For its operations in the provinces of British Columbia, Ontario and Newfoundland, the Company relies on internal sources, for the most part, and the open market to supply in fibre its wood products, paper and pulp production requirements and such sources of supply are more than adequate to meet the Company's requirements.

On April 1, 2005, the Annual Allowable Cut (AAC) on Crown land in Quebec was reduced by 20% in all regions, for a period of three years as a result of a recommendation of the Coulombe Commission. The impact of this measure on the Company's sawmills, and those of its partnerships, was a net reduction of 17.4% of the timber supply originating from Quebec Crown land for the period comprised between April 1, 2005 and March 31, 2008.

On December 8, 2006, new AAC calculations were announced by the Chief Forester of Quebec. The reduction for the province in AAC for spruce, pine and fir was revised to 23.8% from the initial 20%, but regional reductions vary greatly from one region to the other. This reduction is the result of several governmental initiatives, including the creation of new protected areas and the introduction of a series of measures to enhance biodiversity. The new AAC levels will be effective on April 1, 2008.

The Company estimates that these new ACC calculations will result in a reduction of 19.7% of its allowable cuts, and those of its partnerships, compared to the 17.4% reduction imposed for the period of April 1, 2005 to March 31, 2008. Mitigating measures proposed by the Chief Forester of Quebec could partially offset these reductions. As a result of these measures, a tightening of the supply of virgin fibre to the Company's Quebec paper mills is expected.

Virgin fibre in the United States is obtained mainly through long-term supply contracts.

The Company is amongst the largest North American recyclers of old newspapers and magazines. The Company is involved in the recovery of old paper and has contracts with numerous municipalities, cities, recyclers, waste haulers and brokers in countries where its mills are located. The Company's own recovery network in North America and the U.K. accounts for 40% of its recycled fibre needs.

The Company believes that the balance of fibre supply between its internal sources and the open market is adequate to support its current wood products, paper and pulp production requirements.

ENERGY SUPPLY

In its manufacturing processes, the Company consumes a large volume of energy. Expressed in Gigajoules, the Company self-generates approximately 35% of the steam and power required in its paper mills. Another 35% of its energy is comprised of electricity bought in regulated jurisdictions. For the remaining 30%, the Company is exposed to fluctuations in energy commodity prices. In 2006, the evolution of North American energy commodities was mixed with oil product prices increasing and natural gas price decreasing.

The Company's ability to continue to internally generate hydroelectric power in some cases is conditional upon its ability to maintain and renew its rights to utilize and manage provincial waterways. These rights are subject to certain conditions and their renewal is subject to government discretion. The prices of electricity have been more stable in the main regulated jurisdictions where the Company has operations, but they have also increased between 5% and 18% in 2006. Crude oil price increased in 2006 by 17% compared to 2005. This increase had a direct impact on the price of residual oil consumed by the Company, which increased by 26% in 2006. For the same period, natural gas price decreased by 17%, mainly impacted by weather conditions. See section entitled "Risk and Uncertainties - Energy" of the Company's 2006 MD&A for additional information on the pricing of the Company's energy requirements.

FOREIGN EXCHANGE

The Company's foreign exchange risk and foreign exchange management policy are described in the 2006 MD&A under the section entitled "Risk and Uncertainties - Foreign Exchange".

                                                                            14
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

LITIGATION

         SOFTWOOD LUMBER DISPUTE - SETTLEMENT

In April 2006, the governments of Canada and the United States reached a framework agreement (the "Agreement") for a settlement of the lumber dispute. Under the Agreement, which was implemented on October 12, 2006, the United States terminated the antidumping ("AD") and countervailing ("CVD") orders and ceased collecting cash deposits of AD and CVD duties as of that date. The two governments also have taken steps to seek to terminate all related litigation, including all cases to which the Company is a party.

Under the terms of the Agreement, all but US$1 billion of duty deposits by Canadian producers was to be returned. According to the terms of the Agreement, the Company sold the right to its refunds to Export Development Canada (EDC), pursuant to which the Company received an amount equal to its refunds, less its share of the US$1 billion that the United States did not reimburse. As of October 12, 2006, the Company had paid a total of approximately US$258 million in AD and CVD deposits. In December of 2006, the Agreement received final approval by the Canadian Parliament and the Company received US$239 million from EDC representing approximately 81.9% of the deposit amounts, including interest accruing from the date of deposits. This amount represents the total of the refunds the Company was entitled to receive.

Since October 12, 2006, exports of softwood lumber to the United States are now subject to either a three-tiered export tax or a combination of a lower-tiered export tax and volume restrictions, as elected region by region. These measures will be effective during periods when a U.S. market benchmark composite price for lumber is at or below US$355 per thousand board feet. Since January 1, 2007, all Quebec mills are subject to monthly quotas and a tax which ranges between 0 and 5 % depending on Framing Lumber Composite Price (FLCP). For the operations in British-Columbia, the volume is not limited, but the tax could range from 0 to 15 % depending on the FLCP and if volumes exported exceed the allocation for this region the tax will be increased by 50%. The agreement is for a minimum seven-year term, but could be terminated after two years (although the U.S. lumber coalition could not file new AD or CVD cases for a minimum three-year period).

BUSINESS RISKS

For a description of the risks affecting the Company's business, see the section entitled "Risks and Uncertainties" in the 2006 MD&A.

ITEM 5: DIVIDENDS

The Company is not subject to restrictions on payment of dividends under any loan agreements. Pursuant to the CANADA BUSINESS CORPORATIONS ACT, the Company is prohibited to declare or pay a dividend if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due or the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. Dividends on common shares declared by the Company (the "Common Shares") are paid on a quarterly basis and the amount may vary from quarter to quarter.

On July 25, 2006, the Company's Board of Directors suspended the payment of the quarterly dividend.

The following dividend payments were made for the three most recently completed financial years preceding the date of this Annual Information Form:

    - 2006: Dividends of $0.025 per share were paid on March 1, 2006 and June 1, 2006.

    -    2005: Dividends of $0.025 per share were paid each quarter.

    - 2004: In the first quarter of 2004, two dividend payments of $0.025 per share were paid as a result of the Company's decision to synchronize announcements of its quarterly results and dividend declarations. For the three remaining quarters of 2004, dividends of $0.025 per share were paid.

                                                                            15
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

ITEM 6:  DESCRIPTION OF CAPITAL STRUCTURE

6.1      GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The following information reflects the Company's articles of amalgamation, as currently in effect:

         AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Class A preferred shares (the "Preferred Shares"), issuable in series. As at December 31, 2006, the Company only had Common Shares outstanding.

         DESCRIPTION OF THE COMMON SHARES

The holders of the Common Shares shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the Preferred Shares the holders of Common Shares shall be entitled to receive any dividends declared by the board of directors of the Company. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purposes of winding-up its affairs, subject to the prior rights of the holders of the Preferred Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

         DESCRIPTION OF THE CLASS A PREFERRED SHARES

The Preferred Shares shall be issuable in series from time to time. The holders of the Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at, any meetings of the shareholders of the Company except as required by law or in accordance with any voting rights which may from time to time be attached to any series of the Preferred Shares or if the rights attaching to the Preferred Shares as a class are to be amended, in which latter case a two-thirds majority of the votes cast at a meeting of the holders of Preferred Shares duly called for that purpose and at which holders of Preferred Shares representing not less than a majority of the aggregate of the amounts of consideration stated in all Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation is required. No class of shares equal or senior to the Preferred Shares may be created or issued without the approval of the holders of each series of the Preferred Shares voting as a class and separately as a series. The Preferred Shares shall be entitled to priority over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up or any other distribution of assets by the Company for the purposes of winding up its affairs. The holders of the Preferred Shares shall be entitled to receive and shall participate rateably in any dividend declared by the board of directors of the Company. No dividends shall at any time be declared or paid on any shares of the Company ranking junior to the Preferred Shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividend is payable on each series of the Preferred Shares then issued and outstanding has been declared and paid or set apart for payment at the date of such declaration or payment on such shares of the Company ranking junior to the Preferred Shares. The Company shall not at any such time call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any shares of the Company ranking junior to the Preferred Shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividend is payable on each series of the Preferred Shares then issued and outstanding has been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.


                                                                            16
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

6.2      RATINGS

Four rating agencies rate the Company's debt instruments, namely Moody's Investors Service ("Moody's"), Standard & Poor's Rating Services ("Standard & Poor's"), Dominion Bond Rating Service Limited ("DBRS") and Fitch Ratings Ltd. ("Fitch"). Credit ratings are intended to provide investors with an independent measure of the credit quality of any issue of securities. The rating changes in 2006 did not significantly increase the Company's interest expense.

On November 15, 2006, Standard & Poor's revised its outlook on the Company to negative from stable. At the same time, the long-term corporate credit rating was affirmed at B+. On September 21, 2006, Moody's announced the implementation of its new rating methodology. As a result, the corporate family rating was maintained at B1, and the rating for the senior unsecured notes was changed from B1 to B2. The liquidity rating is SGL-2 and the outlook is stable. Both DBRS (BB (low), trend negative) and Fitch (B+, stable outlook) maintained their respective ratings in 2006.

On January 29, 2007, following the announcement by the Company and Bowater Incorporated ("Bowater") of a definitive agreement to combine in an all-stock merger of equals, DBRS placed the Company under review with positive implications, Fitch put the Company on rating watch positive and Moody's affirmed the Company's ratings and changed the outlook to developing from stable. On January 30, 2007, Standard & Poor's affirmed its rating and outlook.

As at March 14, 2007, the Company's family rating was B1 and its senior unsecured notes were rated B2 (with a developing outlook) by Moody's, B+ (with a negative outlook) by Standard & Poor's, BB (low) (outlook under review) by DBRS and B+ by Fitch. Fitch initiated coverage of the Company's debt on December 12, 2005 and rated the senior unsecured bonds B+ and the secured bank debt BB -. The table below summarises the different ratings as at March 14, 2007:

--------------------------------------------------------------------------------------------------------------------
      RATING AGENCY             CORPORATE                OUTLOOK                       SECURITY RATING
                              FAMILY RATING
--------------------------------------------------------------------------------------------------------------------
          DBRS                  BB (low)                   ____                   Unsecured Notes: BB (low)
--------------------------------------------------------------------------------------------------------------------
          Fitch                    B+                      ____                      Unsecured Notes: B+
                                                                                    Secured Bank debt: BB-
--------------------------------------------------------------------------------------------------------------------
         Moody's                   B1                   Developing                   Unsecured Notes: B2
--------------------------------------------------------------------------------------------------------------------
    Standard & Poor's              B+                    Negative                    Unsecured Notes: B+
--------------------------------------------------------------------------------------------------------------------

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, an obligation rated "B" is consider speculative and is subject to high credit risk. Moody's applies numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking, and the modifier 3 indicates a ranking in the lower end of that generic rating category. Moody's Senior Ratings are generally employed for speculative grade corporate issuers. The Senior Implied Rating is an opinion of a corporate family's ability to honor its financial obligations and is assigned to a corporate family as if it had:
1) a single class of debt, or 2) a single consolidated legal entity structure. The Senior Implied Rating differs from Moody's Issuer Rating, which references an obligator's senior unsecured obligations (that may be junior in its capital structure) and which also reflects the obligator's actual corporate structure. By contrast, the Senior Implied Rating assumes away such structural and legal complexities. Moody's employs the general long-term rating scale for Senior Implied Ratings.

Standard & Poor's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to Standard & Poor credit rating system, an

                                                                            17
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM
obligation rated B is more vulnerable to non-payment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated "BB" is defined to be speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB area typically have limited access to capital markets and additional liquidity support, and in many cases, small size or lack of competitive strength may be additional negative considerations. Each rating category is denoted by the subcategories "high" or "low" modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the "middle" of the category.

Fitch's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the Fitch rating system, an obligation rated B is defined to be highly speculative. BB ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated BB are not investment grade. B ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favourable business and economic environment. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to denote relative status within major rating categories.

Credit ratings accorded to securities by rating agencies are not recommendations to purchase, hold or sell securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. The Company cannot give any assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, the Company is under no obligation to update this Annual Information Form.


ITEM 7:  MARKET FOR SECURITIES

The Common Shares of the Company are listed on the Toronto Stock Exchange under the stock symbol "A". The Common Shares are also listed on the New York Stock Exchange under the symbol "ABY". The following information sets forth the monthly volume and price ranges of the Common Shares traded on both exchanges for the 2006 calendar year:

-----------------------------------------------------------------------------------------------------------
                                    TSX (A)                                    NYSE (ABY)
                      -------------------------------------      ------------------------------------------
MONTH                 HIGH ($)     LOW ($)           VOLUME      HIGH($US)     LOW ($US)            VOLUME
-----------------------------------------------------------------------------------------------------------
January                  5.10        4.33        61,623,593          4.36          3.71         12,732,600
-----------------------------------------------------------------------------------------------------------
February                 4.55        3.82        45,348,569          3.98          3.30         11,469,100
-----------------------------------------------------------------------------------------------------------
March                    4.94        3.90        61,722,869          4.29          3.42         18,559,800
-----------------------------------------------------------------------------------------------------------
April                    5.13        4.45        40,520,041          4.53          3.82         16,671,700
-----------------------------------------------------------------------------------------------------------
May                      4.90        3.72        48,883,027          4.43          3.38         13,020,300
-----------------------------------------------------------------------------------------------------------
June                     3.81        2.82        57,605,597          3.46          2.51         28,611,100
-----------------------------------------------------------------------------------------------------------
July                     3.20        2.57        50,985,934          2.89          2.27         18,276,100
-----------------------------------------------------------------------------------------------------------
August                   3.06        2.67        32,718,718          2.77          2.37         11,115,000
-----------------------------------------------------------------------------------------------------------
September                3.09        2.71        81,986,131          2.78          2.42         12,511,100
-----------------------------------------------------------------------------------------------------------
October                  3.39        2.73        80,438,169          2.97          2.40         24,656,500
-----------------------------------------------------------------------------------------------------------
November                 2.98        2.53        58,992,342          2.64          2.23         21,746,400
-----------------------------------------------------------------------------------------------------------
December                 2.99        2.57        44,058,996          2.56          2.24         23,706,600
-----------------------------------------------------------------------------------------------------------

                                                                            18
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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

ITEM 8: DIRECTORS AND OFFICERS

The names of the directors of the Company, as well as their respective principal occupations within the five preceding years, the municipality of residence, information on the periods during which each has served on the Board of Directors of the Company and the identity of the members of each of the committees of the Board of Directors of the Company are set forth below.

------------------------------ --------------------------------------------------------------- -----------------------
      JOHN Q. ANDERSON         PRINCIPAL OCCUPATION: Chairman and CEO, BigWheel Partners       COMMITTEES:
   Jacksonville, Florida,      Inc.                                                            -Audit
        United-States                                                                          -Environmental,
                               POSITION DURING THE PAST 5 YEARS:   Same                        Health & Safety
       Director since
          May 2006             OTHER BOARDS AND COMMITTEES FOR REPORTING ISSUERS:  None

------------------------------ --------------------------------------------------------------- -----------------------

        HANS P. BLACK          PRINCIPAL OCCUPATION:  Chairman of Interinvest Consulting       COMMITTEES:
  Montreal, Quebec, Canada     Corporation of Canada                                           -Audit
                                                                                               -Human Resources &
       Director since          POSITION DURING THE PAST 5 YEARS:  Same                         Compensation
        January 2005
                               OTHER BOARDS AND COMMITTEES FOR REPORTING ISSUERS:
                               Director:   Nymox Pharmaceutical Corporation (1999-2006)
                                           Amorfix Sciences Ltd. (2006-present)
                                           RPMH Global Marco Fund (2007-present)

                               Committees: Nymox Pharmaceutical Corporation: Chair, Audit
                                           Amorfix Life Sciences Ltd.: Audit, Chair Corporate
                                           Governance

------------------------------ --------------------------------------------------------------- -----------------------

    JACQUES BOUGIE, O.C.       PRINCIPAL OCCUPATION:  Corporate Director                       COMMITTEES:
  Montreal, Quebec, Canada                                                                     -Corporate Governance
                               POSITION DURING THE PAST 5 YEARS:                               -Human Resources &
       Director since          2002-2006: Corporate Director                                   Compensatoin
        October 2004           1993-2001: President and Chief Executive Officer, Alcan
                               Aluminium Ltd.

                               OTHER BOARDS AND COMMITTEES FOR REPORTING ISSUERS:
                               Director:         Nova Chemicals Inc. (2001-present)

                               Committees:       Nova Chemicals Inc.: Audit, Public Policy
                                                 and Responsible Care

------------------------------ --------------------------------------------------------------- -----------------------

      MARLENE DAVIDGE,         PRINCIPAL OCCUPATION:  Partner, Torys LLP                       COMMITTEES:
  Toronto, Ontario, Canada                                                                     -Corporate Governance
                               POSITION DURING THE PAST 5 YEARS:  Same                         -Human Resources &
       Director since                                                                          Compensation
         April 2001            OTHER BOARDS & COMMITTEES FOR REPORTING ISSUERS:  None

------------------------------ --------------------------------------------------------------- -----------------------

                                                                            19
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

------------------------------ --------------------------------------------------------------- -----------------------
      WILLIAM E. DAVIS,        PRINCIPAL OCCUPATION:  President and Chief Executive Officer,   COMMITTEES:
   Skaneateles, New York,      Metropolitan Development Foundation of Central New York         -Audit
        United-States                                                                          -Corporate Governance
                               POSITION DURING THE PAST 5 YEARS:
       Director since          2003-2006: Corporate Director
         April 2003            2002-2003: Chairman, National Grid U.S.A. (holding company)
                               1993-2002: Chairman of the Board and Chief Executive Officer,
                               Niagara Mohawk Holdings and Niagara Mohawk Power Corporation

                               OTHER BOARDS & COMMITTEES FOR REPORTING ISSUERS:
                               Director:         Consol Energy Inc. (2004-present)

                               Committees:       Consol Energy Inc.:  Chair, Nominating and
                                                 Corporate Governance, Audit

------------------------------ --------------------------------------------------------------- -----------------------

      DAVID A. GALLOWAY
  Toronto, Ontario, Canada     PRINCIPAL OCCUPATION:  Chairman of the Board of Bank of         COMMITTEES:
       Director since          Montreal                                                        -Environment, Health
        October 2006                                                                           & Safety
                               POSITION DURING THE PAST 5 YEARS:                               -Human Resources &
                               1998-present: Chairman of the Board of Bank of Montreal         Compensation

                               OTHER BOARDS & COMMITTEES FOR REPORTING ISSUERS:
                               Director:   Bank of Montreal (1998-present)
                                           E.W. Scripps Company (2002-present)
                                           Shell Canada Limited (2006-present)
                                           Toromont Industries Ltd. (2002-present)

                               Committees: Bank of Montreal:  Corporate Governance,
                                           Compensation and  Risk Oversight
                                           E.W. Scripps Company:  Chairman, Compensation
                                           Shell Canada Limited:  Corporate Governance and
                                           Compensation
                                        Toromont Industries Ltd.:  Audit and Reserve

------------------------------ --------------------------------------------------------------- -----------------------

      LISE LACHAPELLE,         PRINCIPAL OCCUPATION:  Corporate Director                       COMMITTEES:
  Montreal, Quebec, Canada                                                                     -Audit
                               POSITION DURING THE PAST 5 YEARS:                               -Chair,
       Director since          2003-2006: Corporate Director and consultant                    Environmental, Health
         April 2002            2001-2002:  President and Chief Executive Officer,  Canadian    & Safety
                               Pulp and Paper Association

                               OTHER BOARDS & COMMITTEES FOR REPORTING ISSUERS:
                               Director:   Industrielle Alliance Inc. (1995-present)
                                           Russel Metals Inc. (1996-present)
                                           Innergex Power Trust  (2003-present)

                               Committees: Industrielle Alliance Inc. :  Governance, Human
                                           Resources and Investment
                                           Russel Metals Inc.:  Corporate Governance &
                                           Nomination and Environment, Health & Safety
                                           Innergex Power Trust:  Chair, Corporate
                                           Governance and Acquisitions

------------------------------ --------------------------------------------------------------- -----------------------

   GARY J. LUKASSEN, C.A.      PRINCIPAL OCCUPATION:  Corporate Director                       COMMITTEES:
Mississauga, Ontario, Canada                                                                   -Chair, Audit
                               POSITION DURING THE PAST 5 YEARS:  Same                         -Environment, Health
       Director since                                                                          & Safety
         April 2003            OTHER BOARDS & COMMITTEES FOR REPORTING ISSUERS:
                               Director:   The North West Company (1987-present)
                                           Stelco Inc. (2004-present)

                               Committees: The North West Company: Audit and Human
                                           Resources & Compensation
                                           Spinrite Income Fund:   Chair, Audit and
                                           Compensation and Corporate Governance

------------------------------ --------------------------------------------------------------- -----------------------

                                                                            20
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

------------------------------ --------------------------------------------------------------- -----------------------
     JOHN A. TORY, Q.C.,       PRINCIPAL OCCUPATION:  Corporate Director                       COMMITTEES:
  Toronto, Ontario, Canada                                                                     -Corporate Governance
                               POSITION DURING THE PAST 5 YEARS:  Same                         -Chair, Human
       Director since                                                                          Resources &
         April 1965            OTHER BOARDS & COMMITTEES FOR REPORTING ISSUERS:                Compensation
                               Director:   The Thomson Corporation (1978-present)
                                           Rogers Communications Inc. (1979-present)

                               Committees: The Thomson Corporation:  Human Resources
                                           Rogers Communications Inc.:  Executive,
                                           Nominating, Corporate Governance,
                                           Compensation and Finance

------------------------------ --------------------------------------------------------------- -----------------------

       JOHN W. WEAVER          PRINCIPAL OCCUPATION:  President and Chief Executive Officer,   COMMITTEES: None
  Montreal, Quebec, Canada     Abitibi-Consolidated Inc.
      President and CEO
                               POSITION DURING THE PAST 5 YEARS: Same
     BECAME DIRECTOR IN
         APRIL 1999            OTHER BOARDS & COMMITTEES FOR REPORTING ISSUERS: None

------------------------------ --------------------------------------------------------------- -----------------------

Each director holds office until the earlier of the next annual shareholders meeting of the Company or the appointment or nomination of such director's successor.

The name, municipality of residence in Canada, and positions of each executive officer of the Company, as at December 31, 2006, and for the five preceding years, are set forth below.

-------------------------------------- -----------------------------------------------------------------------------
NAME AND MUNICIPALITY OF RESIDENCE     OFFICES
-------------------------------------- -----------------------------------------------------------------------------
RICHARD DROUIN, O.C., c.r.             Chairman of the Board
Sillery, Quebec, Canada                Mr. Drouin retired as Board Chair and director, effective January 1, 2007.
-------------------------------------- -----------------------------------------------------------------------------
JACQUES BOUGIE, O.C.                   Chairman of the Board
Montreal, Quebec, Canada               Mr. Bougie assumed the  responsibility of Board Chair,  effective January 1,
                                       2007
                                       He has served on the Board of Directors of the Company  since  October 2004.
                                       He also serves on the Board of Directors of Nova  Chemicals  Inc. and McCain
                                       Foods Ltd. and he sits on a number of advisory  committees and  foundations, including CGI Group Inc.
-------------------------------------- -----------------------------------------------------------------------------
JOHN W. WEAVER                         President and Chief Executive Officer
Montreal, Quebec, Canada
-------------------------------------- -----------------------------------------------------------------------------
ALAIN GRANDMONT,                       Senior Vice-President, Commercial Printing Papers (2005 to present)
Montreal, Quebec, Canada               Formerly Senior Vice-President, Value-Added Paper Operations and Sales
                                       (2004),
                                       Senior Vice-President, Value-Added Paper
Operations (2002-2003).
-------------------------------------- -----------------------------------------------------------------------------
YVES LAFLAMME                          Senior Vice-President, Woodlands and Sawmills (2006 to present)
Montreal, Quebec, Canada               Formerly Vice-President, Sales, Marketing and Value-Added Wood Products
                         Operations (end of 2004-2005),
                                       Vice-President, Sales and Marketing, Wood Products (2002-2003).
-------------------------------------- -----------------------------------------------------------------------------


                                                                            21
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

-------------------------------------- -----------------------------------------------------------------------------
NAME AND MUNICIPALITY OF RESIDENCE     OFFICES
-------------------------------------- -----------------------------------------------------------------------------
PAUL PLANET                            Senior Vice-President, Supply Chain (2006 to present)
Montreal, Quebec, Canada               Formerly Senior Vice-President, International Newsprint (2005),
                                       Senior Vice-President, International
                                       Newsprint Operations and Sales (2004),
                                       Senior Vice-President, International
                                       Sales & Operations (2003), Senior
                                       Vice-President, International Newsprint
                                       Sales (2002).
-------------------------------------- -----------------------------------------------------------------------------
PIERRE ROUGEAU                         Senior Vice-President, Corporate Development and Chief Financial Officer
Montreal, Quebec, Canada
-------------------------------------- -----------------------------------------------------------------------------
THOR THORSTEINSON                      Senior Vice-President, Newsprint (2006 to present)
Montreal, Quebec, Canada               Formerly, Senior Vice-President, North America Newsprint Sales and
                            Operations (2005-2006),
                                       Senior Vice-President, Newsprint and
Operations (2002-2005).
-------------------------------------- -----------------------------------------------------------------------------
JACQUES P. VACHON                      Senior Vice-President, Corporate Affairs and Secretary
Montreal, Quebec, Canada
-------------------------------------- -----------------------------------------------------------------------------

To the knowledge of the Company and based upon information provided to it by the Company's directors and executive officers, except as disclosed below, none of such directors or executive officers

         (a) is, as at the date of this Annual Information Form or has been, within 10 years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity:

              i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

              ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

              iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

         (b) has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

         (c)  has, since December 31, 2000 been subject to:

              i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

              ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

         Gary J. Lukassen was a director of Stelco Inc., a Canadian steel producer, until March 31, 2006. On January 29, 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a Court-supervised restructuring under the COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA"), in order to restore its financial health and competitive position in the North American steel industry. Stelco Inc. emerged from CCAA protection at the end of the day on March 31, 2006.

                                                                            22
===============================================================================
ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

         Jacques Bougie was a director of Novelis Inc. until October 21, 2006. Up and until October 26, 2006, Novelis Inc. was subject to a cease trade order issued by the Ontario Securities Commission on December 1, 2005 and the AUTORITE DES MARCHES FINANCIERS (Quebec) on December 5, 2005 for Novelis' failure to timely file its 2005 third quarter financial results.

As at December 31, 2006, directors and executive officers of the Company, as a group, beneficially owned directly or indirectly, or exercised control or direction over 439,381 of the Company's Common Shares, representing 0.100% of the Company's outstanding Common Shares, 612,389 deferred share units, 1,029,030 restricted share units and 6,413,900 options to purchase Common Shares of the Company.


ITEM 9:  TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Trust Company of Canada, located at 100 University Ave., 8th Floor, Toronto, Ontario, Canada M5J 2Y1.


ITEM 10: MATERIAL CONTRACTS

The following material contract was entered into other than in the ordinary course of business and in the most recent financial year or prior thereto but on or after January 1, 2002 and remains in effect:

o On November 17, 2005, the Company entered into a share purchase agreement pursuant to which it sold its 50% share ownership in Pan Asia Paper
     Company Pte Ltd. to Norske Skogindustrier ASA of Norway for a cash consideration of US$600 million plus a cash purchase price adjustment payment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006, payable in 2007. No price adjustment has been booked by the Company as at December 31, 2006.


ITEM 11:  INTERESTS OF EXPERTS

The Company's auditors are PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, who have prepared an independent auditors' report dated March 6, 2007 in respect of the Company's 2006 Financial Statements with accompanying notes as at and for the year ended December 31, 2006 and for each of the years in the three-year period ended December 31, 2006 and the management's assessment on the effectiveness of internal control over financial reporting and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. PwC has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Quebec and the rules of the US Securities and Exchange Commission.


ITEM 12: AUDIT COMMITTEE INFORMATION

As at December 31, 2006, the Audit Committee of the board of directors of the Company (the "Audit Committee") was composed of Gary J. Lukassen (Chair), Dr. Hans P. Black, William E. Davis, Lise Lachapelle and John Q. Anderson, who joined the Audit Committee on May 9, 2006. The education and experience of each Audit Committee member that is relevant to such member's responsibilities as a member of the Audit Committee are set forth below:

o GARY J. LUKASSEN. Mr. Lukassen, after articling with Price Waterhouse in Montreal, obtained his Chartered Accountant degree in 1967. He joined the Hudson's Bay Company ("HBC") in 1975 and was appointed Senior
     Vice-President  Finance  and  Administration  in  1987.  He was  Executive
     Vice-President and Chief Financial Officer of HBC from 1989 until his retirement in 2001. He was also a member of the Board of Directors of HBC from 1987 to 2001. Mr. Lukassen is currently a member of the following

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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

     Boards of Directors: The Northwest Company Fund, and Spinrite Income Fund. He is Chairman of the audit committee for both companies.

o DR. HANS P. BLACK. Dr. Black graduated from McGill University in Montreal with a Doctorate in Medicine and is a member of the Montreal Society of Financial Analysts (MSFA) and the Chartered Financial Analyst Institute. Dr. Black is also Chair of the Audit Committee of the board of directors of Wi2Wi Inc. and Chairman of Interinvest Consulting Corporation of Canada, a global money management firm.

o WILLIAM E. DAVIS. Mr. Davis holds a Bachelor of Science degree from the United States Naval Academy at Annapolis, a Master of Science degree from George Washington University and a Doctorate in Science from the State University of New York. He is currently a member of the following Boards:
     Consol Energy Inc. where he is also a member of the Audit Committee, Syracuse University Board of Trustees and The Metropolitan Development Foundation of Central New York, Inc., where he serves as Chairman and Chief Executive Officer.

o LISE LACHAPELLE. Mrs. Lachapelle holds a Bachelor degree in Business Administration from the University of Montreal (HEC). She also studied at the University of Western Ontario and the Harvard Business School. She was President and Chief Executive Officer of the Canadian Pulp and Paper Association from 1994 until January 2002.

o JOHN Q. ANDERSON. Mr. Anderson is Chairman and CEO of BigWheel Partners Inc., a private equity investment affiliate of Fenway Partners Inc., a leading private investment firm in New York with $1.4 billion under management. He studied at Stanford University and graduated with his BS in Mechanical Engineering. He also received in 1977, a MBA with Distinction from Harvard Business School.

The Company has determined that the Audit Committee was composed entirely of outside directors, all of whom are considered "independent" and "financially literate" for the purposes of Canadian Securities Regulations.

         PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted a policy and procedures regarding the engagement of the Company's auditors, which are summarized below.

At the mid-year meeting, the auditors submit for approval to the Audit Committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the interim review of the quarterly consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of PwC as auditors by the shareholders at the Company's next annual meeting. In addition, the engagement letter may include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company's business, and that Management recommends the Audit Committee engage the auditors to provide.

At the request of Management, the Audit Committee may approve additional audit services and permissible audit-related and non-audit services. In such circumstances, the auditors must issue separate engagement letters for each additional service. Such engagement letters must confirm to the Audit
Committee, and Management also confirms that the proposed services are permissible under all applicable securities legislation or regulations.

To ensure the prompt handling of day-to-day tax-related matters, Management may request the Audit Committee to pre-approve a maximum periodic amount of tax-related services that may be rendered by the auditors on a pre-identified list of specific tax-related matters for the next quarter.

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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

To ensure prompt handling of unexpected matters, the Audit Committee delegates to its Chair the authority to approve additional audit services and permissible audit-related and non-audit services. Based on the materiality of the proposed services, the Chair may decide that a special meeting of the Audit Committee is necessary in order to appropriately assess the proposal. The Chair reports any action taken to the Audit Committee at its next regular meeting.

The Audit Committee is informed quarterly as to the status and estimated fees regarding services actually provided by the auditors pursuant to these pre-approval procedures.

The auditors and Management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Audit Committee. The Vice-President and Corporate Controller is responsible for tracking all auditors' fees against the estimates for such services and reporting to the Audit Committee every quarter.

As required by the U.S. SARBANES-OXLEY ACT OF 2002, all audit, audit-related and non-audit services rendered by PwC pursuant to engagements entered into since May 6, 2003 are pre-approved by the Audit Committee pursuant to these pre-approval procedures. In 2006, no audit-related and non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X and S.2.4 of Multilateral Instrument 52-110 - Audit Committees.

         EXTERNAL AUDITORS SERVICES FEES (BY CATEGORY)

In 2006 and 2005, the aggregate amounts billed for professional services rendered by the Company's auditors, PwC, to the Company and its subsidiaries were approximately as follows:

Fees in millions of dollars                       2006                     2005
Audit fees                                        $2.9                     $1.4
Audit-related fees                                $0.6                     $0.3
Tax fees                                          $0.2                     $0.2
All other non-audit fees                           $0                       $0
Total                                             $3.7                     $1.9

"Audit fees" are fees for professional services for the audit of the Company's consolidated financial statements, Management's assessment on the effectiveness of internal control over financial reporting and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 and review of quarterly financial statements, services that are normally provided by PwC in connection with statutory and regulatory filings or engagements or any other services performed by PwC to comply with generally accepted auditing standards; "audit-related fees" are fees for assurance and related services that are typically performed by the independent public accountant; "tax fees" are fees for tax compliance, tax advice and tax planning; and "non-audit fees" are fees for any services not included in the first three categories.

On March 6, 2007, the board of directors of the Company has revised the written charter for the Audit Committee that sets out the roles and responsibilities of the committee. A copy of this charter is attached as Exhibit "A" to this Annual Information Form, and can be found on the Company's website at WWW.ABITIBICONSOLIDATED.COM.


ITEM 13:  SUBSEQUENT EVENTS

The information below is stated as at March 14, 2007.

         CREATION OF PARTNERSHIP IN ENERGY GENERATION - HYDRO ASSETS IN ONTARIO TO BE REGROUPED INTO ACH LIMITED PARTNERSHIP

On January 26, 2007, the Company announced that it had entered into a binding letter of intent with the CAISSE DE DEPOT ET PLACEMENT DU QUEBEC (the "Caisse") to create a partnership to hold the Company's Ontario hydroelectric assets, consisting of eight (8) generation facilities totalling 136.8 MW of installed capacity. The Company will retain a 75% interest in the limited partnership, called ACH Limited Partnership, while the Caisse will acquire a 25% interest. The Caisse has also provided a commitment to ACH Limited Partnership for a 10-year unsecured term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the facilities. The transaction, on a consolidated basis, is expected to yield gross proceeds of $297.5 million to

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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM
the Company. ACH Limited Partnership is intended to be the Company's growth vehicle in energy generation. Closing of the transaction is expected to take place in the first half of 2007 and is subject to execution of definitive agreements and certain other conditions and approvals.

         MERGER OF EQUALS WITH BOWATER INCORPORATED

On January 29, 2007, the Company and Bowater announced a definitive agreement to combine in an all-stock merger of equals. The combination will create a new leader in publication papers. The combined company, which will be called AbitibiBowater Inc. ("AbitibiBowater"), will have pro forma annual revenues of approximately US$7.9 billion ($9.3 billion), making it the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. The combined enterprise value of the two companies at the time of the announcement was in excess of US$8 billion ($9.4 billion).

John W. Weaver, President and Chief Executive Officer of the Company, will be Executive Chairman of AbitibiBowater, and David J. Paterson, Chairman, President and Chief Executive Officer of Bowater, will be President and Chief Executive Officer of AbitibiBowater. The AbitibiBowater Board of Directors will consist of 14 directors, seven (7) from each company.

AbitibiBowater's headquarters and executive office will be located in Montreal, Quebec, with a U.S. regional manufacturing and sales office in Greenville, South Carolina.

Under the terms of the transaction, each common share of the Company will be exchanged for 0.06261 common share of AbitibiBowater, and each Bowater common share will be exchanged for 0.52 common share of AbitibiBowater. The exchange ratio will result in 48% of AbitibiBowater being owned by former shareholders of the Company and 52% of AbitibiBowater being owned by former Bowater shareholders.

The combination has been approved unanimously by the Boards of Directors of both companies, which received fairness opinions from their respective financial advisors. The combination is subject to approval by the shareholders of both companies, regulatory approvals, and customary closing conditions. It is expected to be completed in the third quarter of 2007. The Company and Bowater will continue to operate separately until the transaction closes.

         ABITIBI-CONSOLIDATED TO INDEFINITELY IDLE FORT WILLIAM, ONTARIO PAPER MILL

On February 20, the Company announced that effective February 25, 2007, its Fort William paper mill located in Thunder Bay, Ontario will be idled for an indefinite period. The mill has an annual production capacity of approximately 145,000 tonnes of commercial printing papers. The idling will affect approximately 265 employees at the mill and an additional 88 employees associated with the woodlands operations.


ITEM 14:  ADDITIONAL INFORMATION

When securities of the Company are in the course of a distribution pursuant to a short form prospectus, or when a short form prospectus has been filed in respect of a distribution of the Company's securities, (i) copies of this Annual Information Form, together with copies of any document or the relevant pages of any document incorporated by reference in this Annual Information Form, (ii) copies of the comparative consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and copies of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year, (iii) copies of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and (iv) copies of any other documents that are incorporated by reference into the short form prospectus, may be obtained from the Secretary of the Company on request. At any other time, copies of the documents referred to in (i) to (iii) above, may be obtained from the Secretary of the Company, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

Additional financial information is provided in the Company's 2006 Financial Statements and 2006 MD&A.

Most of the information, above-mentioned, relating to the Company may be found on SEDAR at WWW.SEDAR.COM, on EDGAR at WWW.EDGAR-ONLINE.COM and on the Company's website at www.abitibiconsolidated.com.






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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

                                  EXHIBIT "A"

                                    CHARTER
                                     OF THE
                                AUDIT COMMITTEE
                                     OF THE
                BOARD OF DIRECTORS OF ABITIBI-CONSOLIDATED INC.

1. The Audit Committee of Abitibi-Consolidated Inc. shall be composed of not less than three directors, each of whom (a) shall be independent, within the meaning of that term in the relevant securities legislation and stock exchange rules, of the Corporation and of any shareholder holding a sufficient number of shares to exert influence on the Board of Directors,
      (b) shall have no relationships with management, the Corporation and its related entities that in the opinion of the Board may interfere with their independence from management and from the Corporation, and (c) shall not receive, other than for service on the Board, the Committee or any other Committee of the Board, any consulting, advisory, or other compensatory fee from the Corporation or any of its related parties or subsidiaries. The members of the Audit Committee shall possess the mix of characteristics, experiences and skills to provide an appropriate balance for the performance of the duties of the Committee and in particular each member of the Committee shall be "financially literate", and at least one member shall be a "financial expert" within the meaning of those terms in the relevant securities legislation and stock exchange rules. A quorum of the Committee shall be one-half of the members, and a majority vote of the members present shall be required to pass a resolution of the Audit Committee. The Audit Committee is responsible to the Board of Directors of the Corporation.

      The  Chair  shall  be  appointed  annually  by  the  Board.  The  Chair's responsibilities shall include (i) presiding at meetings of the Committee, (ii) providing leadership to enhance the effectiveness and focus of the Committee, (iii) ensuring that the Committee has access to timely and relevant information and resources to support its work, (iv) setting with management the agenda for each meeting, and (v) acting as liaison between the Committee and the Board, and the Committee and Management.

2.    The objectives of the Audit Committee are as follows:

      (a) To assist the Board in the discharge of its responsibility to monitor the component parts of the audit process and the integrity of the Corporation's financial reporting.

      (b) To provide independent communication between the Committee and the director of internal audit and the external auditor.

      (c) To monitor the independence of the external auditor and of the director of internal audit.

      (d) To maintain the credibility and objectivity of financial reports and to satisfy itself as to the adequacy of the supporting systems of internal control over financial reporting.

      (e) To facilitate in-depth and candid discussions between the Committee and management and the director of internal audit and the external auditor regarding significant issues involving judgment and impacting quality.

      (f)   To enhance the quality of the Corporation's financial reporting.


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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

      (g) To ensure that the external auditor remains ultimately accountable to the Audit Committee and the Board as representatives of the shareholders.

3. The Audit Committee has the responsibility to exercise the powers set out in this Charter. However, it is not the duty of the Audit Committee, INTER ALIA, to plan or to conduct audits or to assess the effectiveness of internal control over financial reporting or to determine that the Corporation's financial statements are complete or constitute a fair presentation or are in accordance with generally accepted accounting principles. These matters are the responsibility of management and the external auditor. It is also not the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the external auditor or to ensure compliance with laws and regulations and the Corporation's Code of Conduct.

4.    To achieve its objectives, the Audit Committee shall:

      (a) Review, at a meeting of the Committee, the Corporation's annual financial statement, management's report on internal control over financial reporting and Management's Discussion and Analysis ("MD&A"). This will include a review of the annual financial statements to be filed with regulatory officials and provided to all shareholders and financial statements and other financial disclosure included in prospectuses and other similar documents. The Committee shall also review the Corporation's Annual Information Form and Annual Report on Form 40-F and other similar documents. These reviews will include:

            (i) discussions with management and the external auditor and a consideration of a report by the external auditor to the Audit Committee of matters related to the conduct of the audit;

            (ii) receiving a timely report from management on internal control over financial reporting;

            (iii)    receiving  a  timely  report  from  the  external  auditor respecting the auditor's judgment respecting both the acceptability and quality of the financial statements including the critical accounting policies and practices adopted by management in their preparation, alternative treatments and disclosures of financial information within generally accepted accounting principles that have been discussed with management and the ramifications of the use of such alternative disclosures and treatments, the effectiveness of the Corporation's internal control over financial reporting including the fairness of management's assessment of such effectiveness, the selection of changes in significant accounting policies, the methods used to account for significant unusual transactions, the effect of significant accounting policies in controversial or emerging areas, the degree of aggressiveness or conservatism, as the case maybe, of the accounting policies adopted by the Corporation, the process used by management in formulating particularly significant accounting estimates and the basis for the external auditor's conclusions regarding the reasonableness of those estimates and any other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

            (iv) a review of significant adjustments arising from the audit;

            (v)      a review of disagreements between the external auditor and
      management   over  the   application  of  accounting   policies  and  the
      disclosures in the financial statements;

            (vi) a review of all material off-balance sheet transactions and other relationships with non-consolidated entities that may have a material current or future effect on the financial condition of the Corporation including their disclosure or lack thereof in the applicable quarterly or annual financial statements;


                                                                            2
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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM

            (vii) a review of the external auditor's recommendations for improvements to the Corporation's operations and internal control over financial reporting;

            (viii) a review of the nature and size of unadjusted errors of a non-trivial amount; and

            (ix)     a review of  compliance  with various  covenants.

      (b) Determine, based on its review and discussion, whether to recommend the approval by the Board of such financial statements and MD&A and the financial disclosure in such prospectuses and other similar documents and the Annual Information Form.

      (c) Review with management, the director of internal audit and the external auditor and, if considered appropriate, approve the release of the Corporation's quarterly financial statements, the related MD&A and Press Release.

      (d) Review with management the Corporation's internal control over financial reporting and its effectiveness and discuss the types of information to be disclosed when the Corporation (i) makes earnings press releases or (ii) discusses financial information and earnings guidance with analysts and rating agencies.

      (e) Review with management, the external auditor and legal counsel, the Corporation's procedures to ensure compliance with applicable laws and regulations, and any significant litigation, claim or other contingency, including tax assessments, that would have a material effect upon the financial position or operating results of the Corporation and the disclosure or impact on the results of these matters in the quarterly and annual financial statements.

      (f) Meet with the Corporation's external auditor to review and approve their Integrated Audit Plan with particular emphasis on risk factors which could lead to a material misstatement of the financial statements, the scope and timing of the audit, the assumptions and decisions that have been made in developing the plan and co-ordination of work between the external auditor and the internal audit department.

      (g) Review estimated audit and audit-related fees and expenses for the current year, and approve audit and audit-related fees and expenses for the prior year. The authority for the determination and payment of fees to the external auditor rests solely and exclusively with the Committee.

      (h) Review, or delegate to one or more members of the Committee the responsibility to review and if deemed appropriate, to approve and in the case of approval by a delegate, to subsequently receive a report to the Committee, of the nature of and the estimated cost of all non-audit services, permitted by securities legislation and stock exchange rules, that are proposed to be provided by the Corporations' external auditor prior to the commencement of such services. All such non-audit services shall be disclosed to the shareholders periodically as required by the relevant securities legislation and stock exchange rules.

      (i) Receive reports on all incidents involving fraud, theft or other significant illegal acts of which management or the external auditor become aware.

      (j)   At least once each year:

            (i) Meet privately with management to assess the performance of the external auditor.

            (ii) Meet privately with the external auditor, amongst other things, to understand any restrictions placed on them or other difficulties encountered in the course of the audit, including instructions on the scope of their work and access


                                                                            3
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ABITIBI-CONSOLIDATED INC.
2006 ANNUAL INFORMATION FORM
                  to requested information and the level of co-operation received from management during the performance of their work and their evaluation of the Corporation's financial, accounting and audit personnel and systems.

            (iii) Meet  privately with the director of internal audit to assess the objectivity and independence of the director and his or her staff and the relationship between them, management and the external auditor.

      (k) Periodically meet in in-camera sessions without the external auditor, management or the internal auditor

      (l) Review a joint written report from the external auditor and management of all relationships between the auditor and its related entities and the Corporation and its related entities, including all work performed and fees accrued or paid for such work of a non-audit nature, confirming, or otherwise, that in the auditor's professional judgment it is independent of the Corporation and discuss this report with the external auditor in order to evaluate the objectivity and independence of the auditor.

      (m) Receive confirmation from the external auditor that it is a registered public accounting firm as prescribed by applicable laws, including securities legislation and stock exchange rules. At least annually, obtain and review a report by the external auditor describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm or by any inquiry or investigation by government or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and steps taken to address any issues arising from such reviews or investigations.

      (n) Evaluate the performance of the external auditor, and if so determined, take such steps as the Committee deems necessary, including recommendations to the Board, to replace the external auditor or if so determined, take such steps as the Committee deems necessary to seek the reappointment of the external auditor by the shareholders.

      (o) Regarding the services provided by the internal audit department, the Audit Committee will:

            (i) review the objectivity, qualifications, adequacy and experience of the internal audit staff and approve the appointment, dismissal or replacement of the director of the internal audit department;

            (ii) review and approve annually the planned scope for the internal audit program, its objectives, and the resources required to attain these objectives;

            (iii) periodically  throughout  each year review the reports of the internal audit department which describe the activities of the internal audit department for the preceding period; and

            (iv) review the working relationship between the internal audit department and external auditor, and between the internal audit department and management.

      (p) Obtain from both the internal audit department and the Corporation's external auditor the major findings and internal control recommendations over financial reporting reported during the period under review, the response of management to those recommendations, and review the follow-up performed by management and the internal audit department in order to monitor whether management has implemented an effective system of internal control over financial reporting.


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      (q)   Review  significant   emerging  accounting  and  reporting  issues,
      including recent professional and regulatory pronouncements, and assess their impact on the Corporation's financial statements.

      (r) Review policies and procedures for the receipt, retention and treatment of complaints received by the Corporation from employees, shareholders and other stakeholders regarding accounting issues and financial reporting, internal control over financial reporting and internal or external auditing matters. The Committee should be satisfied that sufficient controls are in place to ensure that all such complaints can be received anonymously and with an appropriate degree of confidentiality and that potential employee informants are aware of the process that is in place. The Committee should also be satisfied that processes are in place to ensure that all such complaints, regardless of significance, are presented to the Committee.

      (s)   Review policies for approval of senior management expenses.

      (t) Review the periodic certifications by the chief executive officer and the chief financial officer of the Corporation regarding (i) the omission of any statements of material fact and the absence of any untrue statements of material fact that would result in misleading financial disclosures, (ii) the existence of any significant deficiencies in the design or operation of internal control over financial reporting which could adversely affect the Corporation's ability to record, process, summarize and report financial data and (iii) any significant changes in internal control over financial reporting or changes to the environment in which the internal control over financial reporting operate including corrections of material deficiencies and weaknesses.

      (u) Review hiring policies for employees or former employees of the external auditor and their compliance with applicability regulation.

      (v)   Review  with  management  the  Corporation's   financial   computer
      systems, including procedures to keep the systems secure and contingency plans developed to deal with possible computer failures.

      (w) Review procedures in place to monitor compliance with applicable laws and regulations and the Corporation's Code of Conduct.

      (x) Review policies with respect to risk assessment and risk management systems and controls, especially in relation to derivatives, foreign currency exposure and insurance.

      (y) Meet annually with the Chair of the Environmental, Health and Safety Committee to assess environmental issues that could have a material impact on the financial statements.

      (z) Whenever it may be appropriate to do so, to retain and receive advice from experts, including independent legal counsel and independent public accountants, and to conduct or authorize the conduct of investigations into any matters within the scope of the responsibility of the Committee as the Committee may consider appropriate. The Corporation shall ensure that funding is available to the Committee in respect of such activities.

      (aa) Report regularly to the Board in writing on the activities, findings and conclusions of the Committee.

      (bb) Perform such other functions as may be delegated from time to time by the Board.

      (cc) Review this Charter on an annual basis and recommend to the Board any changes to it that the Committee considers advisable.


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